FIRST PACIFIC

# FIRST PACIFIC COMPANY LIMITED

第一太平

*(Incorporated with limited liability under the laws of Bermuda)*
*Website: http://www.firstpacco.com*

**(Stock Code: 00142)**



## OVERSEAS REGULATORY ANNOUNCEMENT

*(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)*

**Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation with The Philippine Stock Exchange in relation to the Board Resolutions passed today approving its participation through an MPIC group company, Two Rivers Pacific Holdings Corporation in the pre-qualification for the bidding of The National Transmission Corporation concession in partnership with Terna-Rete Elettrica Nazionale S.p.A. of Italy; and subsequently continue to evaluate the Transco concession before making a decision to participate in the bidding proper.**



**Dated this 21st day of September, 2007**

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. 21 SEPTEMBER 2007
   Date of Report (Date of earliest event reported)

2. SEC Identification Number CS200604494

3. BIR Tax Identification No. 244-520-457-000

4. METRO PACIFIC INVESTMENTS CORPORATION
   Exact name of issuer as specified in its charter

5. METRO MANILA, PHILIPPINES
   Province, country or other jurisdiction of incorporation

6. ____________ (SEC Use Only)
   Industry Classification Code:

7. 10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES ........................
   Address of principal office — Postal Code

8. (632) 888-0888
   Issuer's telephone number, including area code

9. NA
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

| Title of Each Class | Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding |
|---|---|
| COMMON SHARES OF STOCK | 1,250,149,683[1] |
| SUBSCRIPTION WARRANTS | 95,318,465[1] |

[1]Reported by the stock transfer agent as of 31 August 2007

11. Indicate the item numbers reported herein: **Item 9**

**Item 9. Other Events**

During its special meeting held today, September 21, 2007, the Board of Directors of Metro Pacific Investments Corporation, passed a resolution that approved the following:

a) Participation through an MPIC group company, Two Rivers Pacific Holdings Corporation ("Two Rivers"), in the pre-qualification for the bidding of The National Transmission Corporation concession in partnership with Terna-Rete Elettrica Nazionale S.p.A. of Italy ; and

b) Subsequently continue to evaluate the Transco concession before making a decision to participate in the bidding proper.

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

| | |
|---|---|
| **METRO PACIFIC INVESTMENTS CORPORATION**<br>MPIC or Issuer | **21 SEPTEMBER 2007**<br>Date |

..............................

**Randolph T. Estrellado**
Chief Financial Officer

(82-836)

RECEIVED

2007 OCT 16 A 11:

FIRST PACIFIC

**FIRST PACIFIC COMPANY LIMITED**

**第一太平**

*(Incorporated with limited liability under the laws of Bermuda)*
*Website: http://www.firstpacco.com*

**(Stock Code: 00142)**

## OVERSEAS REGULATORY ANNOUNCEMENT

*(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)*

**Please refer to the attached documents relating to PT. Indofood Sukses Makmur Tbk. ("Indofood"), a 51.5% subsidiary of the Company:-**

**(1) Notice of Extraordinary General Meeting of Shareholders of Indofood to be held on 23 October 2007; and**

**(2) Abridged Circular to Shareholders in respect of the Proposed Transactions.**

**Dated this 21st day of September, 2007**

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

# Indofood

THE SYMBOL OF QUALITY FOODS

# NOTICE OF

## EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

## PT INDOFOOD SUKSES MAKMUR Tbk

## ("Company")

Notice is hereby given to all shareholders of the Company that the Extraordinary General Meeting of Shareholders of the Company ("Meeting") will be held on Tuesday, October 23, 2007, at Wisma Indosemen 21st floor, Jalan Jenderal Sudirman Kav. 70 – 71, South Jakarta 12910.

Invitation to the Meeting will be published in 2 (two) newspapers, which have nationwide circulation on Monday, October 8, 2007.

Shareholders of record as of the close of business (16:00 hrs.) on Friday, October 5, 2007 will be entitled to attend the Meeting.

Motions from Shareholders will be included in the Agenda of the Meeting provided if comply with Article 21 paragraph 4 of the Articles of Association of the Company and must be received by the Board of Directors at least seven (7) days before the date of invitation to the Meeting.

Jakarta, September 21, 2007

**PT INDOFOOD SUKSES MAKMUR Tbk**

THE BOARD OF DIRECTORS

# ABRIDGED CIRCULAR TO SHAREHOLDERS IN RESPECT OF THE PROPOSED TRANSACTIONS

Indofood
THE SYMBOL OF QUALITY FOODS

# PT INDOFOOD SUKSES MAKMUR Tbk

**Principal Business:**

Instant noodle industry, flour milling, and equity investments in subsidiaries engaged in integrated food processing, plantations, processing of edible oil and fats, and distribution


**Principal Office:**

Sudirman Plaza, Indofood Tower, 27th Floor
Jalan Jenderal Sudirman Kav. 76-78
Jakarta 12910 – Indonesia
Phone : 62 (21) 5795 – 8822
Facsimile : 62 (21) 5793 – 5960


THIS CIRCULAR TO SHAREHOLDERS IS ISSUED IN RESPECT OF THE PROPOSED TRANSACTIONS REGARDING (1) PURCHASE BY PT SALIM IVOMAS PRATAMA ("SIMP"), A SUBSIDIARY OF THE COMPANY, OF AN AGGREGATE OF 500,095,000 SHARES OF PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA, TBK ("LSIP") AND USD 47,000,000 MANDATORY CONVERTIBLE NOTES ISSUED BY LSIP WHICH ARE CONVERTIBLE INTO AN AGGREGATE OF 269,343,500 LSIP SHARES ("MCN"), REPRESENTING APPROXIMATELY 56.4% OF THE TOTAL ISSUED SHARES LSIP AFTER CONVERSION OF ALL THE MCN ("LSIP ENLARGED CAPITAL"), FOR AN AGGREGATE CONSIDERATION OF APPROXIMATELY RP 5.0 TRILLION TO BE PAID IN CASH; (2) PURCHASE BY INDOFOOD AGRI RESOURCES LTD ("INDOAGRI"), A SUBSIDARY OF THE COMPANY, OF 109,521,000 LSIP SHARES, REPRESENTING APPROXIMATELY 8.0% OF LSIP ENLARGED CAPITAL, FOR AN AGGREGATE CONSIDERATION OF APPROXIMATELY RP 711.9 BILLION TO BE SATISFIED BY THE ALLOTMENT AND ISSUANCE OF 98,082,830 NEW SHARES OF INDOAGRI WHICH REPRESENTS APPROXIMATELY 6.8% OF THE TOTAL SHARES OF INDOAGRI AFTER THE ISSUANCE OF SUCH NEW SHARES ("INDOAGRI ENLARGED CAPITAL"); AND (3) THE TENDER OFFER BY SIMP FOR THE REMAINING LSIP SHARES OWNED BY THE PUBLIC SHAREHOLDERS ("REMAINING LSIP SHARES"), REPRESENTING UP TO APPROXIMATELY 35.6% OF LSIP ENLARGED CAPITAL, IN ACCORDANCE WITH BAPEPAM REGULATION NO. IX.H.1 AND BAPEPAM REGULATION NO. IX.F.1, FOR A MAXIMUM TOTAL CONSIDERATION OF APPROXIMATELY RP 3.4 TRILLION.

The Board of Commissioners and the Board of Directors of the Company accept full responsibility for the accuracy and completeness of all the information contained in this Circular, and confirm that, after making sufficient and reasonable enquiries, and to the best of their knowledge and belief, all information stipulated in this Circular is correct and there are no omission of important and relevant information which would cause the information in this Circular to be incorrect and/or misleading. Information in relation to LSIP, its subsidiaries and the Vendors which are presented in this Circular are based on publicly available information and information provided by the Vendors as well as LSIP.

# I. INTRODUCTION

The Abridged Circular to Shareholders is a summary of the Circular to Shareholders ("Circular") which prepared to provide the shareholders of the Company with complete information regarding the Transactions which consists of the Purchase Transaction of the LSIP shares and MCN by SIMP, Purchase Transaction of the LSIP shares by INDOAGRI and the Tender Offer Transaction.

Considering that the Vendors are not affiliated parties with any of i) Board of Directors, ii) Board of Commissioners, iii) substantial shareholder of the Company and iv) affiliated parties of the Board of Directors, Board of Commissioners and substantial shareholder of the Company, as defined in Bapepam Regulation No. IX.E.1, the Purchase Transactions do not constitute a conflict of interest transaction, and therefore does not require approval from the independent shareholders of the Company. However given that the value of the Transactions is more than 10% of the Company's revenue or 20% of the Company's equity, as described in Bapepam Regulation No. IX.E.2, such Transactions constitute a material transaction for the Company, and therefore requires the approval of the Company's shareholders at an EGM in accordance with the terms and conditions of Bapepam Regulation No. IX.E.2.

In order to comply with the requirements of Bapepam Regulation No. IX.E.2, and to provide the shareholders of the Company with information regarding the Transactions, the Board of Directors of the Company has provided the information about the Transactions by issuing this Circular.

All definitions used in this Abridged Circular will have same meaning with the denifinision used in the Circular except otherwise defined in this Abridged Circular.

# II. INFORMATION ON THE COMPANY

### 1. General

The Company was established under the name of PT Panganjaya Intikusuma based on Deed No. 228, dated 14 August 1990, as amended by Deed No. 249, dated 15 November 1990 and Deed No.171, dated 20 June 1991, all made before Benny Kristianto, S.H., Notary in Jakarta; was approved by the Ministry of Justice based on the Decree of the Ministry of Justice No. C2-2915.HT.01.01.Th.91, dated 12 July 1991; was registered at the District Court of South Jakarta under Registry Nos. 579, 580 and 581, dated 5 August 1991; and published in BNRI No. 12/611, dated 11 February 1992.

The Company's Articles of Association has been amended several times, the last amendment of which was based on Deed No. 75 dated 25 June 2004, made before Benny Kristianto, S.H., Notary in Jakarta, reported to the Ministry of Justice as evidenced by receipt from the Ministry of Justice No. C-16055.HT.01.04TH.2004, dated 25 June 2004; registered at Company Register Office under Registry No. 701.RUB.09.03/VII/2004 dated 24 July 2004; and published in BNRI No. 98/1034, dated 7 December 2004.

### 2. Business Activities

Indofood Group's business activities comprise of 4 (four) strategic business groups, which are:

i) Consumer Branded Products;
ii) Bogasari;
iii) Edible Oils and Fats; and
iv) Distribution.

The Consumer Branded Products Group is engaged in the manufacturing of instant noodles, food seasonings, snack foods and nutrition and special foods.

The Bogasari Group is mainly engaged in flour milling. It is one of the world's largest wheat manufacturers based on production capacity in one location.

The Edible Oils and Fats Group or EOF Group is engaged in the business of oil palm plantations including its processing mills which are integrated with processing and marketing of cooking oil, margarine and shortenings, as well as the processing of coconut oil and its derivative products.

The Distribution Group is engaged in the distribution of consumer products through its own national distribution network. It is mainly engaged in the distribution of consumer products produced by the Indofood Group.

### 3. Capital and Shareholding Structure

The capital and shareholding structure of the Company based on the shareholders list as of 31 August 2007 issued by the Company's Shares Registrar is as follows:

| Shareholders | Nominal Value Rp 100 per share | | |
|---|---|---|---|
| | Shares | Rupiah | % |
| **Authorized Capital** | **30,000,000,000** | **3,000,000,000,000** | |
| **Issued and Fully Paid-up Capital:** | | | |
| - CAB Holdings Limited | 4,394,603,450 | 439,460,345,000 | 51.53 |
| - Public | 4,133,985,550 | 413,398,555,000 | 48.47 |
| Sub Total | 8,528,589,000 | 852,858,900,000 | 100.00 |
| Treasury Stock | 915,600,000 | 91,560,000,000 | |
| **Total Issued and Fully Paid-Up Capital** | **9,444,189,000** | **944,418,900,000** | |
| **Unsubscribed Shares** | **20,555,811,000** | **2,055,581,100,000** | |

### 4. Board of Commissioners and the Board of Directors

**BOARD OF COMMISSIONERS**

| | |
|---|---|
| President Commissioner | : Manuel Velez Pangilinan |
| Commissioner | : Benny Setiawan Santoso |
| Commissioner | : Edward Anthony Tortorici |
| Commissioner | : Ibrahim Risjad |
| Commissioner | : Albert del Rosario |
| Commissioner | : Robert Charles Nicholson |
| Commissioner | : Graham Leigh Pickles |
| Independent Commissioner | : Utomo Josodirjo |
| Independent Commissioner | : Torstein Stephansen |
| Independent Commissioner | : Wahjudi Prakarsa |

**BOARD OF DIRECTORS**

| | |
|---|---|
| President Director | : Anthoni Salim |
| Vice President Director | : Fransiscus Welirang |
| Vice President Director | : Cesar Manikan dela Cruz |
| Vice President Director | : Darmawan Sarsito |
| Director | : Aswan Tukiaty |
| Director | : Tjhie Tje Fie |
| Director | : Taufik Wiraatmadja |
| Director | : Peter Kradolfer |

## III. INFORMATION OF THE TRANSACTIONS

1. **Objects of the Transactions**

**Objects of the Purchase Transactions are as follows:**

1. An aggregate of 439,200,000 LSIP shares and 60,895,000 LSIP shares owned by First Durango Singapore Pte. Ltd., domiciled in Singapore ("FDS") and Ashmore Funds, a certain investment funds that have directly or indirectly, appointed Ashmore Investment Management Limited as their investment manager ("Funds") respectively, representing in aggregate approximately 36.6% of LSIP Enlarged Capital;

2. USD 47,000,000 MCN owned by Funds, which are convertible into an aggregate of 269,343,500 LSIP shares, representing approximately 19.7% of LSIP Enlarged Capital;
3. (i) An aggregate of 109,521,000 LSIP shares that will be owned by Eddy Kusnadi Sariaatmadja ("ES") prior to completion of the Purchase Transaction by SIMP, representing approximately 8.0% of LSIP Enlarged Capital;
   (ii) An aggregate of 98,082,830 new shares of INDOAGRI that will be issued by INDOAGRI to ES or a company beneficially owned by him as consideration for the purchase of the LSIP shares stipulated under point (i) above, representing approximately 6.8% of INDOAGRI Enlarged Capital.

**Object of the Tender Offer Transaction is as follows:**

The Remaining LSIP Shares owned by eligible public shareholders in accordance with Bapepam Regulation No. IX.H.1 point 2. Assuming that all the Remaining LSIP Shares comply with the said regulation, the Remaining LSIP Shares required to be purchased by SIMP will be 485,613,293 LSIP shares, representing approximately 35.6% of LSIP Enlarged Capital.

Upon the completion of the Purchase Transactions, the controlling shareholder of LSIP will be changed, in accordance with Bapepam Regulation No. IX.H.1 and Bapepam Regulation No. IX.F.1, SIMP as the new controlling shareholder of LSIP is required to conduct the Tender Offer Transaction.

**2. The Value and Financing of the Transactions**

**The value of the Transactions consists of:**

- The Purchase Transaction by SIMP of the 500,095,000 LSIP shares and the MCN from FDS and the Funds respectively for an aggregate of approximately Rp 5.0 trillion or Rp 6,500 per LSIP share, which is the agreed price between the parties to the Conditional Agreement, shall be paid by SIMP in one-time full cash payment on completion date of the Purchase Transaction in USD, by using the exchange rate determined in accordance with the Conditional Agreement.
- The Purchase Transaction by INDOAGRI of the 109,521,000 LSIP shares from ES for an aggregate of approximately Rp 711.9 billion or Rp 6,500 per LSIP share, which will be satisfied on the completion date of such transaction by the allotment and issuance of an aggregate of 98,082,830 new shares of INDOAGRI to ES or a company beneficially owned by him, at an issue price of SGD 1.2758 per INDOAGRI share.
- The Tender Offer Transaction for the Remaining LSIP Shares will be conducted at a price of Rp 6,900 per LSIP share, which is the highest LSIP share price in the last 90 (ninety) day period before the announcement of the proposed Purchase Transactions, as stipulated under Bapepam Regulation No. IX.H.1. The maximum Tender Offer Transaction value is approximately Rp 3.4 trillion, assuming that all the Remaining LSIP Shares comply with Bapepam Regulation No. IX.H.1 point 2 and all shareholders of such Remaining LSIP Shares participate in the Tender Offer Transaction.

**The Financing of the Transaction**

The Transactions (other than the Purchase Transaction by INDOAGRI, which is to be satisfied by the allotment and issuance of new shares of INDOAGRI) requires funds of approximately of Rp 8.4 trillion ("Transactions Fund") which will be funded by internal resources and borrowings. In relation to such Transactions Fund, SIMP has obtained (i) USD denominated facilities which amounted to an aggregate of USD 330 million and (ii) Rp denominated facilities which amounted to an aggregate of Rp 2.66 trillion, from its bank lenders which amounted to an aggregate of approximately Rp 5.71 trillion. The loan facilities are for a tenure of 1 year, and drawdown is subject to the fulfillment of certain conditions.

In addition, SIMP has also accepted a loan of approximately Rp 1.45 trillion from the Company to partly finance the consideration for the Tender Offer Transaction. The balance of approximately Rp 1.2 trillion will be funded by internal resources of EOF Group.

The above mentioned borrowings will be refinanced within a 12-month period unless the repayment date is extended. After the outcome of the Tender Offer Transaction is known, EOF Group will conduct further assessment to determine the refinancing of such borrowings by other financing sources including equities.

**3. Conditions to be Fulfilled under the Conditional Agreement**

Under the Conditional Agreement, the completion of the Purchase Transaction is conditional upon, *inter alia*:

a. The completion of due diligence (including the valuation of the assets of LSIP and its subsidiaries) to the satisfaction of SIMP;

b. The signing of loan facility agreements between SIMP and its lenders to finance the Transactions;

c. The approvals from shareholders of the Company, SIMP, INDOAGRI and First Pacific for the Transactions;

d. The consent of LSIP's lenders under its USD 150,000,000 bank facility agreement dated 16 August 2006 to the proposed transfer of LSIP shares by FDS pursuant to the Conditional Agreement;

e. There not having been at any time after the date of the Conditional Agreement any material damage or any change or any development that is reasonably likely to lead to a material damage to the total biological assets, fixed assets and plant and machinery relating to the plantation business (including but not limited to crushing plants and/or mills)

**4. Rationale and Benefit of the Transactions**

- EOF Group will be able to expand its core business in oil palm plantation and capture synergies in its plantation business considering that LSIP is principally engaged in similar business to EOF Group.
- EOF Group will be able to expedite its strategy of increasing its oil palm planted area to 250,000 hectares and to achieve self-sufficiency in meeting EOF Group's CPO requirements.
- LSIP is a productive plantation company in Indonesia, with high FFB yields, and CPO and palm kernel extraction rates.
- The proposed Transactions are consistent with EOF Group's strategy of self-sufficiency for its internal CPO requirements.
- LSIP also operates dedicated research and breeding facilities that produces in excess of 15 million oil palm seeds annually, recognized for their quality and high yielding potential, which would enhance EOF Group's existing seed production.

**5. The Indofood Group's Plan in relation to the Transactions**

Following the completion of the Purchase Transactions, the Company intends to maintain LSIP as a public listed company. The Company, through EOF Group, plans to develop and grow LSIP's existing business and also to undertake a comprehensive review of LSIP's operations to identify areas of synergies and to enhance LSIP's business strategy. This may include sharing of best practices and improving cost efficiency and operational effectiveness.

Other than the above, the Indofood Group has no immediate plans for any major changes relating to the existing business of LSIP other than in the ordinary course of business.

**6. Information about the Parties Involved in the Transactions**

**a. Information about the Buyers**

**(i) PT Salim Ivomas Pratama ("SIMP")**

**General**

SIMP was incorporated pursuant to the laws of the Republic of Indonesia based on Deed No.65 dated 12 August 1992 made before Maria Andriani Kidarsa, S.H., Notary in Jakarta. The said Deed was approved by the Ministry of Justice based on the Decree of the Ministry of Justice No. C2-9737.HT.01.01.TH.93 dated 27 September 1993, registered in the District Court of South Jakarta on 18 October 1993 under Registry No. 977/A/PT/HkM/1993/PN.JakSel and published in BNRI No.101/5933 dated 17 December 1993.

The Articles of Association of SIMP has been amended several times, the latest amendment based on Deed No. 28 dated 8 January 2007 and Deed No. 46 dated 12 January 2007, both made before Herdimansyah Chaidirsyah, S.H., Notary in Jakarta, which have been approved by the Ministry of Justice, by virtue of Decree of the Ministry of Justice No. W7-00678 HT.01.04-TH.2007 dated 18 January 2007; and registered at Company Registry Office under Registry No. 630/RUB.09.03/VII/2007 dated 31 July 2007; and published in BNRI No. 66/8401 dated 16 August 2007.

**Business Activities**

SIMP is engaged in the business of oil palm plantation including its processing mills which are integrated with the processing and marketing of cooking oil, margarine and shortenings, as well as the processing of coconut oil and its derivative products.

### Capital and Shareholding Structures

Based on Deed No. 28 dated 8 January 2007, made before Herdimansyah Chaidirsyah, S.H., Notary in Jakarta, the capital and shareholding structures of SIMP are as follows:

| Shareholders | Nominal Value Rp 1.000.000 per share | | |
|---|---|---|---|
| | Shares | Rupiah | % |
| **Authorized capital** | **3,000,000** | **3,000,000,000,000** | |
| **Issued and Fully Paid-up Capital:** | | | |
| - Indofood Oil & Fats Pte Ltd | 2,277,549 | 2,277,549,000,000 | 90.00 |
| - PT Indofood Sukses Makmur Tbk | 202,437 | 202,437,000,000 | 8.00 |
| - PT Mandiri Investama Sejati | 32,708 | 32,708,000,000 | 1.29 |
| - PT Bina Makna Indopratama | 9,739 | 9,739,000,000 | 0.39 |
| - PT Multi Langgeng Nusantara | 8,177 | 8,177,000,000 | 0.32 |
| **Total Issued and Fully Paid-Up Capital** | **2,530,610** | **2,530,610,000,000** | **100.00** |
| **Unsubscribed Shares** | **469,390** | **469,390,000,000** | |

### Board of Commissioners and Board of Directors

Based on Deed No. 1044 dated 10 September 2007, made before Herdimansyah Chaidirsyah, S.H., Notary in Jakarta, the Board of Commissioners and Board of Directors of SIMP are as follows:

**Board of Commissioners**

President Commissioner : Cesar Manikan dela Cruz
Commissioner : Tjhie Tje Fie
Commissioner : Axton Salim

**Board of Directors**

President Director : Mark Julian Wakeford
Vice President Director : Moleonoto
Director : Gunadi
Director : Wilihar Tamba
Director : Suaimi Suriady
Director : Darjono Koesoemoningrat
Director : Tan Agustinus Dermawan

## (ii) Indofood Agri Resources Ltd ("INDOAGRI")

### General

INDOAGRI domiciled in Singapore, was established on 5 October 2001 under its original name, CityAxis Holdings Pte. Ltd. under the laws of the Republic of Singapore with Registration Number 200106551G.

On 20 June 2002, INDOAGRI became a public company and its shares were listed in the SGX-SESDAQ on 12 July 2002, under the name CityAxis Holdings Limited. Based on a resolution dated 5 January 2007, the company's name was changed to Indofood Agri Resources Ltd., with which becomes effective starting from 23 January 2007.

### Business Activities

INDOAGRI is engaged in management, administration, finance and investment in plantation business.

### Capital and Shareholding Structure

The capital and shareholding structure of INDOAGRI are as follows:

| Shareholders | Shares | SGD | % |
|---|---|---|---|
| **Authorized Capital** | **1,349,700,000** | **1,660,639,681** | |
| **Issued and Fully Paid-up Capital:** | | | |
| - Indofood Singapore Holdings Pte Ltd | 998,200,000 | 1,247,500,000 | 73.96 |
| - Public | 351,500,000 | 413,139,681 | 26.04 |
| **Total Issued and Fully Paid-up Capital** | **1,349,700,000** | **1,660,639,681** | **100.00** |

**Board of Directors**

| | |
|---|---|
| Independent Director, Chairman | : Lee Kwong Foo Edward |
| Independent Director | : Lim Hock San |
| Independent Director | : Goh Kian Chee |
| Independent Director | : Hendra Susanto |
| Non Executive Director | : Benny Setiawan Santoso |
| Non Executive Director | : Tjhie Tje Fie |
| Executive Director, Chief Executive Officer | : Mark Julian Wakeford |
| Executive Director | : Gunadi |
| Executive Director | : Moleonoto |

**b. Information about the Vendors**

**(i) First Durango Singapore Pte. Ltd. ("FDS")**

**General**

FDS is domiciled in Singapore and established under the laws of the Republic of Singapore on 17 March 2004 with Registration Number 200403161D.

**Business Activities**

FDS is principally engaged in financial advisory services.

**Capital and Shareholdings Structure**

FDS's issued and fully paid-up capital is USD 4.00 comprising 10,000 issued and fully paid-up shares and its shareholdings structure is as follows:

| Shareholders | Shares | % |
|---|---|---|
| First Durango International Limited, Mauritius | 7,533 | 75.33 |
| Ashmore Global Special Situation Fund 3 Limited Partnership | 2,467 | 24.67 |
| **Total** | **10,000** | **100.00** |

**Board of Directors**

| | |
|---|---|
| Director | : Mark Howard Carnegie |
| Director | : Eytan Michael Uliel |
| Director | : Jay Geoffrey Wacher |

**(ii) Ashmore Investment Management Limited ("Funds")**

Funds refers to certain investment funds that have directly or indirectly, appointed Ashmore Investment Management Limited, domiciled in England, as their investment manager. Funds own 60,895,000 LSIP shares and USD 47,000,000 MCN issued by LSIP which are convertible into 269,343,500 LSIP shares.

Funds consist of:

1. Asset Holder PCC No. 2 Limited re. Ashmore Asian Recovery Fund
2. Ashmore Global Special Situations Fund Limited
3. Ashmore Emerging Markets Debt Fund
4. Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio
5. Ashmore SICAV Emerging Markets Debt Fund

**(iii) Eddy Kusnadi Sariaatmadja ("ES")**

Indonesian citizen, 54 years old, domiciled in Jakarta, Indonesia. Currently, ES is the President Director of LSIP. Previously, ES was a Commissioner of LSIP (2004 - 2007 period), (1999 - 2000 period), (1995 - 1997 period) and a Commissioner and Shareholder of PT Australian Guarantee Corp (1983 - 1993 period). ES is also currently the President Commissioner of PT Elang Mahkota Teknologi; Commissioner and Founder of PT Abhimata Citra Abadi; Commissioner of PT Surya Citra Media Tbk.

## 7. Shareholding Structure of EOF Group Before and After the Transaction

### Structure Before the Transactions



The Company
ISHPL
INDOAGR
IOFPL
SIMP
BM
MLN
MIS
SIL
MBP
IIF
KMS
SAIN
MCP
MSA
SBN
ASL
KGP
CNIS
SP
CTF
IP
GMR
RAF
CKS
JS
MP
GS
ASP


### Structure After the Transactions

(Assuming the Purchase Transactions have been completed and the Tender Offer Transaction is fully accepted by all shareholders of the Remaining LSIP Shares in compliance with the provision under Bapepam Regulation No. IX.H.1 point 2)



The Company
83.84%
ISHPL
68.95%
INDOAGR
100.00%
IOFPL
90.00%
SIMP
8.07%
BM
100.00%
MLN
3.23%
MIS
12.93%
0.39%
0.32%
1.29%
SIL
100.00%
MBP
100.00%
IIP
99.00%
KMS
93.44%
SAIN
70.02%
MCP
MSA
59.99%
SBN
60.00%
LSIP
91.97%
8.03%
ASL
100.00%
KGP
99.99%
CNIS
99.99%
SP
CTF
IF
GMR
99.00%
RAP
99.99%
CKS
99.99%
JS
99.90%
MPI
99.97%
GS
ASP
99.51%
MAKP
80.00%
LSP
100.00%
SICP
100.00%


ASL : Asian Synergies Limited (BVI)
ASP : PT Agrosubur Permai
BMI : PT Bina Makna Indopratama
CKS : PT Citra Kalbar Sarana
CNIS : PT Citranusa Intisawit
CTP : PT Cibaliung Tunggal Plantations
GMR : PT Gunung Mas Raya
GS : PT Gunta Samba
INDOAGRI : Indofood Agri Resources Ltd.
IIP : PT Indoagri Inti Plantation
IP : PT Perusahaan Perkebunan, Industri dan Dagang Indriplant
ISHPL :Indofood Singapore Holdings Pte. Ltd.
IOFPL : Indofood Oil & Fats Pte. Ltd.
JS : PT Jake Sarana
KGP : PT Kebun Ganda Prima
KMS : PT Kebun Mandiri Sejahtera
LSP : Lonsum Singapore Pte. Ltd.
LSIP : PT PP London Sumatra Indonesia Tbk
MBP : PT Manggala Batama Perdana
MCP : PT Mega Citra Perdana
MIS : PT Mandiri Investama Sejati
MLN : PT Multi Langgeng Nusantara
MPI : PT Multi Pacific International
MSA : PT Mentari Subur Abadi
RAP : PT Riau Agrotama Plantation
SAIN : PT Sarana Inti Pratama
MAKP : PT Multi Agro Kencana Prima
SBN : PT Swadaya Bhakti Negaramas
SIL : Silveron Investments Ltd. (Mauritius)
SIMP : PT Salim Ivomas Pratama
SP : PT Perusahaan Dagang, Perkebunan dan Industri Serikat Putra
SICP : Sumatra Investment Corporation Pte. Ltd.

The Company's effective ownership in SIMP before the Purchase Transactions is 64.19%, upon the issuance of the new INDOAGRI shares to ES or company beneficially owned by him, the Company's effective ownership in SIMP will be diluted to 60.41%.

## 8. Potential Risks in Relation to the Transactions

- **Risk of Prohibitions and Constraints in Ownership and Acquisition of Plantation Land**

  Further to the implementation of Law No.18 of Year 2004 on Plantation, on 29 February 2007, the Regulation of the Minister of Agriculture ("Relevant Minister") No. 26/Permentan/OT.140/2/2007 ("Regulation No. 26") was issued which provides, among others, the maximum acreage of plantation area which can be granted to a plantation company as a single legal entity based on the types of commodities as stated in Attachment 3 of Regulation No.26, such as oil palm and rubber where the maximum acreage is 100,000 hectares and 25,000 hectares. Such limitation is not applicable to certain plantation companies, such as a company which shares are majority owned by the public through a public offering.

  Despite the above, Regulation No. 26 does not provide the limitations on the total maximum acreage of plantation area that may be owned by a group of companies. As such, if in the future the Relevant Minister applies such limitation to a group of companies, which are less than the acreage owned by EOF Group before or after the Transactions, there is no assurance that EOF Group may continue to own all of its plantation land.

- **Refinancing Risk**

  SIMP's borrowings in relation to the financing of the Transactions as stated in Chapter III.2 above will be refinanced by other sources including equity and other debt financing. Subject to *inter alia*, market conditions, type and tenor of the borrowings, there is no assurance that SIMP would be able to obtain the refinancing loan at similar terms and conditions of such borrowings.

- **Risk of No Warranties from Vendors**

  No warranties relating to the LSIP, such as warranties on the affairs, business, assets, liabilities, operations and financial condition of LSIP, have been given by FDS, Funds and ES to EOF Group under the Conditional Agreement. As such, the management of EOF Group has used their best endeavors to carry out due diligence on LSIP which are dependent on, *inter alia*, the quality and the availability of reliable, accurate, complete and up-to-date information.

- **Integration Risk**

  EOF Group will conduct a review of operations to identify potential synergies including, *inter alia*, integration of operations to ensure operational effectiveness, cost efficiency and to capitalize on the combined strength of the respective management EOF Group and LSIP. The continued growth and the success of the combined entities is dependent on the speed and ease of integration.

- **Operational Sustainability Risk**

  In relation to the change in controlling shareholders of LSIP after the completion of the Purchase Transactions, there are risks that LSIP's operations will be disrupted. This is due to, *inter alia*, difference in company culture which may cause the large number of workers/labourers and/or key employees employed by LSIP being unwilling to continue their employment with LSIP and this may cause a significant amount of severance payment liability for LSIP under the prevailing laws.

- **Risk of default by plasma farmers on repayment of loans extended or guaranteed by LSIP under the Plasma Program**

  Under the plasma program of LSIP, apart from loans from the banks, plasma farmers have obtained loans from LSIP to finance the development of their plantations and/or also to reduce or repay the outstanding bank loans. LSIP has also provided corporate gurantees to the banks to secure the loans to the plasma farmers. The repayments of such loans will be deducted from the proceeds of the sale of Fresh Fruit Bunch ("FFB") by plasma farmers to LSIP.

  There is no assurance that the plasma farmers will fullfil their obligation to sell FFB to LSIP and as such the plasma farmers may be in default on their loan repayments obligations to the banks and LSIP. Any material default by such plasma farmers on their obligations to the banks and/or LSIP would have a material adverse impact on the business of LSIP.

## IV. INFORMATION ON LSIP

**1. General**

LSIP was established by virtue of Deed of Establishment No. 93, dated 18 December 1962, as amended by Deed No. 20, dated 9 September 1963, both made before Raden Kadiman, S.H., at that time Notary in Jakarta; has been approved by the Ministry of Justice based on the Decree of the Ministry of Justice No. J.A5/121/20, dated 14 September 1963; registered at District Court of Medan under Registry No. 171/1963, dated 19 October 1963; and published in BNRI No. 81/531, dated 8 October 1963, as revised by virtue of BNRI No. 105/531a, dated 31 December 1963.

The most recent amendment was in relation to the increase of the issued and paid-up capital of LSIP without Pre-emptive Right based on Bapepam Regulation No. IX.D.4 and the Government Regulation No. 15 dated 25 February 1999 regarding Debt to Equity Swap, by Deed No. 13 dated 1 December 2004, made before Dr. Irawan Soerodjo, S.H., Msi., Notary in Jakarta. The said amendment was reported to the Ministry of Justice, as evidence by receipt from Ministry of Justice No. C-29841 HT.01.04.TH.2004, dated 9 December 2004; registered at the Company Registry Office of South Jakarta under Registry No. 297/RUB 09.03/III/2005, dated 28 March 2005, and published in the BNRI No. 32/331, dated under Registry 21 April 2005.

**2. Business Activities**

LSIP is engaged primarily in the business of oil palm breeding, plantations; processing, and trading of palm oil products. LSIP and PT Multi Agro Kencana Prima ("MAKP"), its subsidiary, are also engaged in other plantation products such as rubber, cocoa, coconut and tea. LSIP operates plantation estates in Indonesia located in North Sumatera, South Sumatera, East Kalimantan, North Sulawesi, South Sulawesi, East Java and West Java.

LSIP has two wholly-owned subsidiaries incorporated in Singapore, namely, Lonsum Singapore Pte. Ltd. ("LSPL") and Sumatra Investment Corporation Pte. Ltd. ("SICP"). The main business of LSPL and SICP are those of the trading and marketing of LSIP's plantation products.

LSIP domiciled in Jakarta, with operational branch offices in Medan, Palembang, Makassar, Surabaya and Samarinda.

**3. Plantations, Mills and other Production Facilities**

**Plantations**

LSIP owns plantations with total area (excluding plasma area) of approximately 166,416 hectares, of which approximately 86,379 hectares are planted. The total area of oil palm plantations is approximately 74.3% of the total planted area operated by LSIP, of which approximately 50,258 hectares are mature plantations and approximately 13,910 hectares are immature plantations.

In addition to the development of its own plantations, LSIP develops plasma plantations owned by plasma farmers, in line with the "inti plasma" plantation cooperation scheme, in South Sumatera and South Sulawesi.

Based on publicly available information, LSIP produced approximately 340,015 metric tonnes of CPO in 2006. LSIP also has high FFB yields, and CPO and palm kernel extraction rates.

**Processing Facilities**

LSIP has 10 palm oil mills with annual processing capacity of approximately 1.5 million tonnes of FFB per annum. The palm oil mills are located in North Sumatera and South Sumatera. Besides that, LSIP and its subsidiaries also own 5 dry rubber factories with total annual capacity of approximately 25,000 tonnes for crumb dry rubber and approximately 7,000 tonnes for sheet rubber.

**Bah Lias Research Station**

LSIP has advanced research centres in Indonesia, namely the Bah Lias Research Station ("BLRS"), dedicated to the development and advancement of oil palm seeds, rubber and cocoa. BLRS was founded over a quarter of a century ago in North Sumatera, evolving into comprehensive research facilities encompassing specialized laboratories for the analysis of soil, plant tissue, oil palm and latex; has a tissue culture laboratory, a pathology laboratory and insectaries. BLRS also has two further research facilities in South Sumatera and East Kalimantan to support the large-scale development projects undertaken by LSIP and its subsidiaries on its oil palm and rubber estates in those regions.

4. **Capital and Shareholding Structure**

The capital and shareholding structure of LSIP based on the shareholders list issued by LSIP's Registrar on 31 August 2007 are as follows:

| Shareholders | Nominal Value Rp 500 per share | | |
|---|---|---|---|
| | Shares | Rupiah | % |
| **Authorized Capital** | **1,600,000,000** | **800,000,000,000** | |
| **Issued and Fully Paid-up Capital :** | | | |
| - First Durango Singapore Pte. Ltd. | 379,353,073 | 189,676,536,500 | 34.64 |
| - Credit Suisse Singapore S/A First Durango Singapore Pte.Ltd. C/O Hongkong & Shanghai Bank | 169,367,927 | 84,683,963,500 | 15.46 |
| - PT Pan London Sumatra Plantation | 97,105,793 | 48,552,896,500 | 8.87 |
| - Empire Energy Resources Pte. Ltd. C/O Hongkong and Shanghai Bank | 74,000,000 | 37,000,000,000 | 6.76 |
| - The Northern Trust Company S/A Northern | 60,895,000 | 30,447,500,000 | 5.56 |
| - Public | 314,507,500 | 157,253,750,000 | 28.71 |
| **Total Issued and Fully Paid-up Capital** | **1,095,229,293** | **547,614,646,500** | **100.00** |
| **Unsubscribed shares** | **504,770,707** | **252,385,353,500** | |

5. **Board of Commissioners and Board of Directors**

**Board of Commissioners**

President Commissioner : Susanto Suwarto
Vice President Commissioner : Fofo Sariaatmadja
Commissioner : Mark Howard Carnegie
Independent Commissioner : Rachmat Soebiapradja
Independent Commissioner : Tengku Alwin Aziz

**Board of Directors**

President Director : Eddy Kusnadi Sariaatmadja
Director : Jay Geoffrey Wacher
Director : Bryan John Dyer
Director : Joefly Joesoef Bahroeny
Director : Arsyad Lahabu
Director : Zafril Ansgar Hamzah

6. **Condensed Consolidated Financial Data**

The following table presents the condensed consolidated financial data of LSIP and its subsidiaries for the four-month period ended 30 April 2007 and the years ended 31 December 2006 and 2005, as derived respectively from the consolidated financial statements of LSIP and its subsidiaries for the same periods, which have been prepared in accordance with PSAK, and audited by KAP Haryanto Sahari & Rekan (a member firm of PricewaterhouseCoopers), with unqualified opinion.

(in million Rupiah)

| Description | 30 April 2007 | 31 December | |
|---|---|---|---|
| | | 2006 | 2005 |
| Total Assets | 3,189,401 | 2,985,212 | 2,602,173 |
| Total Liabilities | 1,774,827 | 1,639,312 | 1,477,236 |
| Equity | 1,414,574 | 1,345,900 | 1,124,937 |
| Net Sales | 728,263 | 2,148,413 | 1,832,860 |
| Income from Operations | 186,577 | 454,648 | 445,075 |
| Net income | 68,674 | 303,105 | 355,724 |

# V. PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

The pro forma condensed consolidated balance sheet and related pro forma condensed consolidated statement of income of the Company and its subsidiaries, as shown below, have been prepared in accordance with PSAK assuming, *inter alia*,:

(i) The Company executed the Transactions on 1 January 2006;
(ii) The financial impact of the Reverse Takeover transaction of INDOAGRI and the issuance of 338,000,000 new INDOAGRI shares in early 2007 ("RTO Transaction");
(iii) The Tender Offer Transaction for the Remaining LSIP Shares has been fully accepted by all public shareholders of the Remaining LSIP Shares in compliance with the provisions of Bapepam Regulation No. IX.H.1 point 2

The pro forma condensed consolidated financial information has been prepared by Company's management based on the consolidated financial statements of the Indofood Group for the year ended 31 December 2006 which have been audited by KAP Purwantono, Sarwoko & Sandjaja (member of Ernst & Young Global). The pro forma condensed consolidated financial information has been reviewed by KAP Purwantono, Sarwoko & Sandjaja (member of Ernst & Young Global).

## PRO FORMA (In million Rupiah)

| | Before Transactions | After RTO Transaction and Purchase Transactions | After RTO Transaction, Purchase Transactions, and Tender Offer Transaction |
|---|---|---|---|
| **Condensed Consolidated Balance Sheet** | | | |
| **Assets** | | | |
| Current Assets | 7,457,559 | 8,133,873 | 6,328,198 |
| Non-current Assets | 8,654,934 | 16,166,876 | 19,150,563 |
| **Total Assets** | **16,112,493** | **24,300,749** | **25,478,761** |
| **Liabilities & Equity** | | | |
| Current Liabilities | 6,273,098 | 6,044,107 | 6,023,988 |
| Non-current Liabilities | 4,250,599 | 9,348,155 | 11,361,563 |
| Minority Interest | 657,710 | 2,751,649 | 1,999,353 |
| Equity – net | 4,931,086 | 6,156,838 | 6,093,857 |
| **Total Liabilities and Equity** | **16,112,493** | **24,300,749** | **25,478,761** |
| **Condensed Consolidated Statement of Income** | | | |
| Net sales | 21,941,558 | 24,089,971 | 24,089,971 |
| Gross profit | 5,181,176 | 5,625,408 | 5,565,686 |
| Income from Operations | 1,975,709 | 2,319,893 | 2,258,863 |
| Net Income | 661,210 | 413,949 | 350,968 |

# VI. SUMMARY OF REPORTS AND OPINION OF INDEPENDENT PARTY

PT Heburinas Nusantara has rendered its opinion that the proposed Transactions is fair for SIMP, INDOAGRI, the Company and the Company's shareholders as set out in its report No. 76H-VAL-VII/2007 dated 1 August 2007, which states that the purchase prices of Rp 6,500 per share and Rp 6,900 per share are within the range of the fair market value of the entire shares of LSIP which is Rp 6,472 and Rp 7,026 per share. Furthermore, the proposed Transactions will also support the current and future business expansion due to the synergies of the plantation business.

## VII. EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

In connection with the proposed Transactions as described in this Circular, the Company intends to obtain the approval from shareholders of the Company during the EGM which will be held on Tuesday dated 23 October 2007, in compliance with Bapepam Regulation No. IX.E.2, and the Company's articles of association, which are as follows:

1. The EGM must be attended by the shareholders of the Company or their proxies representing more than 50% of the total shares issued by the Company with legal votes, and the Transactions must be approved by more than 50% of legal votes in the EGM.
2. If the shareholders of the Company do not approve the proposed Transactions, then the proposed Transactions cannot be proposed again for approval within a period of 12 months from the date of the EGM when the proposed Transactions are disapproved.

The invitation for the EGM will be announced to the shareholders of the Company on Monday dated 8 October2007. Those shareholders who will not be able to attend the EGM are requested to fill-up the attached Proxy Form and return it to the Company. The accomplished Proxy Form should be received by the Company's Legal Division at the address 25th Floor, Sudirman Plaza Indofood Tower, Jalan Jenderal Sudirman Kav.76-78 Jakarta 12910 – Indonesia, at the latest 3 (three) working days prior to the date of the EGM, which is on Thursday dated 18 October 2007.

The EGM Agenda is as follows:

The approval of the proposed Transactions regarding (i) the Purchase Transaction by PT Salim Ivomas Pratama ("SIMP"), a subsidiary of the Company of an aggregate of 500,095,000 shares of PT Perusahaan Perkebunan London Sumatra Indonesia, Tbk ("LSIP") and USD 47,000,000 Mandatory Convertible Notes ("MCN") issued by LSIP which are convertible into an aggregate of 269,343,500 shares of LSIP, (ii) the Purchase Transaction by Indofood Agri Resources Ltd ("INDOAGRI"), a subsidiary of the Company, of an aggregate of 109,521,000 shares of LSIP to be satisfied by the allotment and issuance of 98,082,830 new shares of INDOAGRI, and (iii) the Tender Offer Transaction by SIMP for the remaining shares of LSIP owned by the public shareholders, in accordance with Bapepam Regulation No. IX.H.1 and Bapepam Regulation No. IX.F.1.

The important dates relating to the conduct of the EGM are as follows:

| Event | Date |
|---|---|
| Notification to BAPEPAM-LK, JSX and SSX of EGM's date, place and agenda | 14 September 2007 |
| Announcement of the EGM and the Abridged Circular of the Transactions in newspapers | 21 September 2007 |
| Recording Date | 5 October 2007 |
| Announcement for Invitation of the EGM in newspapers | 8 October 2007 |
| EGM | 23 October 2007 |
| Notification to BAPEPAM-LK, JSX and SSX of the results of EGM | 24 October 2007 |
| Announcement of the results of EGM in newspapers | 25 October 2007 |

## VIII. RECOMMENDATION OF THE COMPANY'S DIRECTORS AND COMMISSIONERS

The Board of Directors and Board of Commissioners of the Company have received the reports and opinion from the appointed independent parties, and have considered the benefits of the Transactions, and believe that the Transactions are in the best interests of INDOAGRI, SIMP, the Company and shareholders of the Company. In view of this, the Board of Directors and Board of Commissioners of the Company hereby recommend to the shareholders of the Company to approve the Transaction at the EGM to be held on 23 October 2007.

## IX. ADDITIONAL INFORMATION

Shareholders of the Company who need additional information may contact the Company during office hours, at the following address:

**PT Indofood Sukses Makmur Tbk**
27th Floor, Sudirman Plaza, Indofood Tower
Jalan Jenderal Sudirman Kav. 76-78
Jakarta 12910 – Indonesia
Phone: +62 (21) 5795– 8822
Fax : +62 (21) 5793 – 5960

*END*